Exhibit to Accompany
Item 77J
Form N-SAR
The Primary Trend Fund, Inc.
(the "Fund")


According to the provisions of Statement of Position 93
- 2 (SOP 93 - 2) "Determination, Disclosure and
Financial Statement Presentation of Income, Capital
Gain and Return of Capital Distributions by Investment Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at June 30, 1998, a reclassification was made to decrease undistributed net realized gains and to increase undistributed net investment income by $590 for the Fund.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital account on a tax basis.

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